Filed by Seacoast Banking Corporation of Florida Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Heartland Bancshares, Inc. Commission File No.: 000-13660 -------------------------------------------------------------------------------------------------------------------------

Important Information for Investors and Shareholders Seacoast has filed with the SEC a registration statement, as amended, on Form S-4 containing a proxy statement of Heartland Bancshares, Inc. and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed transaction. A definitive proxy statement/prospectus will be mailed to shareholders of Heartland Bancshares, Inc. Investors and shareholders of Seacoast and Heartland Bancshares, Inc. are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and shareholders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast’s internet website or by contacting Seacoast. Heartland Bancshares, Inc., its directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Cautionary Notice Regarding Forward-Looking Statements This letter contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. These statements are subject to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of Heartland Bancshares, Inc. in connection with the merger; the timing to consummate the proposed merger; changes in Seacoast’s share price before closing; the risk that a condition to closing of the proposed merger may not be satisfied; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and Heartland Bancshares, Inc., including unexpected transaction costs, including the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the merger; the failure to consummate or any delay in consummating the merger for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets; other factors that may affect future results of Seacoast and Heartland Bancshares, Inc. including changes in asset quality and credit risk, including the impact of tariffs or trade wars (including reduced consumer spending, supply chain, issues, and adverse impacts to credit quality), the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board, legislative and regulatory actions and reforms and any other changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report, Form 10-Q report and to Seacoast's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast and Heartland Bancshares, Inc.